UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-KSB [ X ] Form 10-QSB [ ] Form 11-K [ ] Form N-SAR

      For Period Ended: June 30, 2006

      [ ]Transition Report on Form 10-K and Form KSB
      [ ]Transition Report on Form 20-F
      [ ]Transition Report on Form 11-K
      [ ]Transition Report on Form 10-Q and Form 10-QSB
      [ ]Transition Report on Form N-SAR

      For the transition period ended _______________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Ener1, Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 500 West Cypress
                                                           Creek Road, Suite 100

City, State and Zip Code: Ft. Lauderdale, Florida 33309

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)


The Company could not complete the Form 10-QSB within the prescribed time because the Company's management was unable to complete the review of its consolidated financial statements by August 14, 2006. The delay could not be cured without unreasonable effort or expense. The Company represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.


PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Gerard Herlihy                                   (954) 556-4020
     --------------                                   --------------
        (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $32 million for the quarter ending June 30, 2006 compared to net income of $26 million in the prior year quarter. The decrease is due primarily to: 1) increased general and administrative expenses of $10 million due to the costs associated with the modification of the terms of certain warrants issued to Ener1 Group, Inc. ("Ener1 Group") in exchange for Ener1 Group's agreement to exercise the warrants during the quarter, and 2) decreased derivative gains and losses of approximately $58 million which resulted primarily from declines in the price of the Company's common stock, partially offset by decreased research and development expense of approximately $13 million due to the expensing in fiscal 2005 of (a) approximately $11 million for the value of equipment charged to research and development expense and (b) $1 million of costs associated with a research and development contract with EnerStruct, Inc.

The Company expects to report a net loss of approximately $32 million for the six months ending June 30, 2006 compared to net income of $49 million in the prior year period. The decrease is due primarily to: 1) increased general and administrative expenses of $11 million due to the costs associated with the modification of the terms of certain warrants issued to Ener1 Group in exchange for Ener1 Group's agreement to exercise the warrants during the six month period, and 2) decreased derivative gains and losses of approximately $78 million which resulted primarily from declines in the price of the Company's common stock, partially offset by decreased research and development expense of approximately $15 million due to the expensing in fiscal 2005 of (a) approximately $11 million for the value of equipment charged to research and development expense and (b) $1 million of costs associated with a research and development contract with EnerStruct, Inc.

The results of operations discussed above for the six months ended June 30, 2006 have not yet been reviewed by the Company's auditors and are subject to change based on such review.

                                   Ener1, Inc.
                                   -----------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 14, 2006                         BY: /s/ Gerard Herlihy
                                                   ------------------
                                                   Gerard Herlihy
                                                   Chief Financial Officer